Tianyin Pharmaceutical Co., Inc.
NYSE Amex: TPI
23rd Floor UnionsunYangkuo Plaza, No 2 Block 3 South Renmin Road, Chengdu 610041, China

March 15, 2013

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:  Mr. Jim B. Rosenberg

Re:	Tianyin Pharmaceutical Co., Inc.
Form 10-K for the Fiscal Year Ended June 30, 2012 Filed September 28, 2012
File No. 001-34189

Dear Mr. Rosenberg:

This letter is provided in response to your letter dated February 26, 2013 regarding the above-referenced Form 10-K for Tianyin Pharmaceutical Co., Inc. (“TPI” or the “Company”). Responses are set forth below the items noted by the staff in your letter.  Please note that for the convenience of the reader the words “we”, “us”, “our” and similar terms used in the responses refer to the Company.

Management ’s  Discussion  and  Analysis  of  Financial  Condition  and  Results  of  Operations
Critical Accounting Policies and Estimates
Inventory, page 40

1.
You state here that the increase in inventory is lower than the increase in revenue and that your product turnover has increased. However, your financial statements show that the sales have decreased while the inventory balance increased and that the inventory turnover has slowed. Please reconcile these inconsistencies by revising your disclosure.

Response:

We will reconcile these inconsistencies by revising our disclosure as follows:

“Inventory

Ending Inventory is stated at the lower of cost or market at the balance sheet date. Subsequent measurement of inventory uses the “lower of costs and net realizable value” accounting principle, which is related to the historical cost and net realizable value on accounting measurement basis.  Inventory is determined using the weighted-average cost method.  Provision are made for excess, slow moving and obsolete inventory as well as inventory whose carrying value is in excess of net realizable value.  Management continually evaluates the recoverability based on assumptions about customer demand and market conditions.  If actual conditions are less favorable then those projected by management, additional inventory reserves or write-downs may be required that could negatively impact our gross margin and operating results.  There were no inventory reserves at June 30, 2012 or 2011, respectively.

As a result of the ongoing healthcare reforms taking place in our marketplace, the restrictive pricing policies resulted in a slowdown in the growth of the revenue, which was not offset completely by a corresponding reduction in the pace of manufacturing of our products and the build in our inventory. We continue to attempt to optimize our product turnover by managing our sales pipeline and we are working at shortening our business cycle between the time we accept orders and the time we deliver those same products. We believe that as we continue to work at managing our inventory turnover under the healthcare reforms currently occurring, we should witness a stabilization of the ratio between the inventory and the revenue.”

Tianyin Pharmaceutical Co., Inc.
NYSE Amex: TPI
23rd Floor UnionsunYangkuo Plaza, No 2 Block 3 South Renmin Road, Chengdu 610041, China

Item9A.  Controls and Procedures
(a) Evaluation of Disclosure Controls and Procedures, page 62

2.	Please describe for us the factors you considered in assessing your disclosure controls and procedures as effective, despite the material weaknesses described on page 63.

Response:

We are correcting our disclosure to state that our disclosure controls and procedures were not effective at June 30, 2012.  This statement was made in error and was an oversight given that we determined at the time we still had material weaknesses.

A description of the factors that we consider in assessing whether our disclosure and procedures are effective are based upon a hierarchical framework that involves applying specific risk factors to determine the level, scope and the evidence required in assessing our internal controls over specific areas of our business that could cause a significant or material risk of producing errors within our financial reporting. At the time of our review of our June 30, 2012 financial statements, we were in the process of developing and implementing our approach as we were reviewing and assessing our internal control system. At that time we were correcting our weaknesses and we determined that these weaknesses still lacked the objective evidence to sufficiently prove that our material weaknesses were adequately corrected and our disclosure controls and procedures were effective. Some of the key factors that we did and are presently being examined and put into place include:

1.	Identifying and reviewing key control structures in our business decision chains and identifying significant financial reporting elements;
2.	Identifying material financial statement risks within these elements being either accounts or disclosures;
3.	Determining and examining which entity-level controls address these risks with sufficient precision;
4.	Determining and examining which transaction-level controls address these risks in the absence of precise entity-level controls; and
5.	Determining and examining the nature, extent, and timing of the evidence gathered to complete our assessment or our in-scope controls.

(b) Changes in internal control over financial reporting, page 63

3.
Please revise to state your assessment of the effectiveness of your internal control over financial reporting including a statement as to whether or not internal control over financial reporting is effective as of June 30, 2012. Refer to Item 308(a)(3) of Regulation S-K. If you deemed your internal control over financial reporting to be effective, despite the material weaknesses described here, please describe for us the factors you considered in arriving at this conclusion.

Response:

We will revise to state that, in connection with our assessment of the internal control over financial reporting, the management concluded that our internal control over financial reporting was not effective as of June 30, 2012.

Tianyin Pharmaceutical Co., Inc.
NYSE Amex: TPI
23rd Floor UnionsunYangkuo Plaza, No 2 Block 3 South Renmin Road, Chengdu 610041, China

4.
We note your disclosure that “[e]xcept as described above, there have been no changes in [y]our internal controls over financial reporting that occurred during the fiscal year to which this Annual Report on Form10-K relates that have materially affected, or are reasonably likely to materially affect [y]our internal controls over financial reporting.” Revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the fourth quarter of fiscal year ended June 30, 2012 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to Item308(c) of Regulation S-K.

Response:

We will revise to state that there were no major changes in our internal control over financial reporting that occurred during the fourth quarter of fiscal year ended June 30, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

  We are also hereby acknowledging the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Tianyin Pharmaceutical Co., Inc

/s/ Guoqing Jiang
By: Guoqing Jiang
Chief Executive Officer

Attorney:	Louis Taubman Hunter Taubman Weiss LLP 17 State Street, Suite 2000 New York, NY 10004 Fax: 212-202-6380 Tel: 212-732-7184